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                                                                                                          EXHIBIT 12.1

                                             THE CHARLES SCHWAB CORPORATION

                                    Computation of Ratio of Earnings to Fixed Charges
                                              (Dollar amounts in thousands)
                                                        (Unaudited)

                                                                     Three Months Ended          Six Months Ended
                                                                          June 30,                   June 30,
                                                                     1998        1997           1998         1997
                                                                     ----        ----           ----         ----

Earnings before taxes on income                                    $ 125,881   $  105,743     $  238,215   $  216,063
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Fixed charges
    Interest expense - customer                                      142,017      116,019        279,689      224,809
    Interest expense - other                                          18,626       17,107         36,549       31,447
    Interest portion of rental expense                                 7,970        6,521         15,369       12,747
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    Total fixed charges (A)                                          168,613      139,647        331,607      269,003
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Earnings before taxes on income and fixed charges (B)              $ 294,494   $  245,390     $  569,822   $  485,066
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Ratio of earnings to fixed charges (B) divided by (A)*                   1.7          1.8            1.7          1.8
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Ratio of earnings to fixed charges excluding
    customer interest expense**                                          5.7          5.5            5.6          5.9
======================================================================================================================

*   The ratio of earnings to fixed charges is calculated in a manner consistent with SEC requirements.
    For such purposes, "earnings" consist of earnings before taxes on income and fixed charges.
    "Fixed charges" consist of interest expense incurred on payables to customers, borrowings and one-third of rental expense, which is estimated to be representative of the interest factor.

**  Because interest expense incurred in connection with payables to customers is completely offset by interest revenue on related investments and margin loans, the Company considers such interest to be an operating expense.  Accordingly, the ratio of earnings to fixed charges excluding customer interest expense reflects the elimination of such interest expense as a fixed charge.
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